

October 21, 2013

<u>Via facsimile</u>
Mr. Huang Wensheng
Secretary to the Board of Directors
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 11, 2013**
> **File No. 1-15138**

Dear Mr. Wensheng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

1. We note that you have filed with your amendment the non-compete agreement with China Petrochemical Corporation. We also note your disclosure at page 63 in your annual report on Form 20-F filed on April 11, 2013 that pursuant to the agreement, China Petrochemical Corporation has agreed to grant you an option to purchase its operations that compete or could compete with your businesses. However, we also note that pursuant to the terms of the agreement as filed with your amendment, it appears that this option has expired in part. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director